AGREEMENT

     This Agreement, made and entered into as of December 11th, 1991, by and between Vindicator, Inc., a Florida corporation ("Vindicator") and Nordion International, Inc., a Canadian corporation ("Nordion").

     WHEREAS, pursuant to a Financing Agreement dated September 5, 1990 between Vindicator and Nordion, Nordion agreed to design, manufacture and install and Vindicator agreed to purchase from Nordion a fully operational gamma radiation processing pallet Irradiator (the "Irradiator"), complete with a radiation source of 400,000 curies of Cobalt 60 (the "Source") at Vindicator's site located in Mulberry, Florida. The total purchase price of the irradiator and source was $2,500,000. Of such amount, $400,000 has been paid to date. See Schedule A attached hereto.

     WHEREAS, pursuant to an agreement entered into July 9, 1991 between Vindicator and MDS Health Group, Inc., ("MDS"), a Delaware corporation, MDS loaned to Vindicator $300,000, which is evidenced by a $300,000 Convertible Subordinated Debenture dated July 1, 1991 and due July 1, 1993. The debenture is also convertible into shares of Common Stock of Vindicator at the rate of one share of Common Stock for each $4.50 of such debenture. As part of such agreement Vindicator agreed that, in the event MDS acquired a controlling interest in Nordion by way of a stock or asset purchase agreement, Vindicator would grant to MDS or Nordion the right to convert the $2.1 million indebtedness owed by Vindicator to Nordion as described above at any time on or before September 4, 1994 into shares of Common Stock of Vindicator at the conversion rate of one fully paid and non-accessible share of Common Stock of Vindicator for each $4.50 of such indebtedness. The acquisition by MDS of the controlling interest in Nordion did, in fact, take place and as a result the total outstanding indebtedness of $2,400,000 became convertible into Common Stock of Vindicator at the aforesaid conversion rate.

     WHEREAS, Nordion proposes to make available to Vindicator an additional $850,000 to satisfy Vindicator's cash flow requirements.

     WHEREAS, Nordion proposes to make available to Vindicator an additional $1,000,000 in the form of additional curies of Cobalt 60 if requested by Vindicator.

     NOW THEREFORE, the parties hereto agree as follows:

     1. $2.1 million dollar indebtedness to Nordion

     The conversion feature of the $2.1 million indebtedness to Nordion is hereby amended to reduce the rate of conversion from $4.50 per share to $4.05 per share. All other terms and conditions of the indebtedness are to remain the same.

     2. $.3 million dollar indebtedness to MDS

     The MDS Agreement dated July 9, 1991, the Subscription
Agreement and Debenture (attached hereto as Schedule B) are hereby amended to change the conversion price of the Debenture from $4.50 to $4.05 and the maturity date from July 1, 1993 to September 4, 1994. All other terms and conditions of such agreements are to remain the same.

     3. $.850 million dollar Nordion commitment.

     Nordion agrees to provide to Vindicator an additional $850,000 on the following terms:

     (a)  $100,000 immediately.

     (b) $500,000 upon receipt by Nordion of satisfactory evidence that the license required by the State of Florida for the receipt of Cobalt 60 has been received by Vindicator.

     (c) $65,000 per month for three months, commencing February 1, 1992, and $55,000 on May 1, 1992, as needed by Vindicator and approved by Nordion, which approval will not be unreasonably withheld, after a mid-month review (commencing January 15, 1992) of material provided by Vindicator to Nordion and discussions with Vindicator's management.

     (d) Any amount loaned by Nordion as set forth in (a) through (c) above shall be evidenced by a Debenture, the terms of which shall be the same as those set forth in the Debenture dated July 1, 1991 and attached as Schedule B except that the maturity date shall be September 4, 1994. In addition, such indebtedness shall also be secured by a first mortgage of the property on which Vindicator's plant is located. In this regard, a Mortgage and Security Agreement was previously entered into by Vindicator with Nordion whereby such property was pledged as security to secure any payment by Nordion up to $600,000 pursuant to a Reimbursement and Indemnity Agreement dated October 22, 1991 between Vindicator and Nordion.

     (e) The Debenture(s) evidencing the indebtedness incurred hereunder shall be convertible by Nordion at any time on or before September 4, 1994 into shares of Common Stock of Vindicator at the conversion rate of one share of Common Stock for each $4.05 of Debenture. Nordion will give Vindicator at least 90 days written notice prior to the due date of their intention of whether or not to exercise the conversion privilege.

     4. $1.0 million dollar facility/Cobalt 60.

     Nordion agrees to provide up to at least $1,000,000 worth of Cobalt 60 (at the then fair value as charged by Nordion to its customers of similar quantity) to Vindicator at Vindicator's request at any time on or before June 30, 1992. The terms of such purchase, other than the purchase price, shall be the same as set out in PS Number 58463 dated September 4, 1990 with respect to the initial purchase by Vindicator from Nordion of 400,000 curies of Cobalt 60 and equipment. Payment for such additional Cobalt 60 will be due without interest on September 4, 1994 and the payable resulting from such shall be secured under the same terms as set forth in Schedule A attached hereto. In addition, such indebtedness shall be convertible at any time on or before September 4, 1994 into shares of Common Stock of Vindicator at the rate of $4.05 of indebtedness for each share of Common Stock. Nordion will give Vindicator at least 90 days written notice prior to the due date of their intention of whether or not to exercise the conversion privilege.

     5. Upon disbursement of the $500,000 referred to in 3(b) above, Nordion will have the right to designate two members to the Board of Directors of Vindicator and such right shall continue for so long as any of the indebtedness referred to herein is outstanding and/or Nordion owns in excess of 15% of Vindicator's outstanding shares of Common Stock. Further, Vindicator agrees to establish an executive committee consisting of no more than five members, of which the two nominees of Nordion will be members.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the year and date set forth above.

                                          VINDICATOR, INC.

                                          By: /s/ Sam R. Whitney
                                             -----------------------------------
                                                  Sam R. Whitney, President



                                          NORDION INTERNATIONAL, INC.


                                         By: /s/ Frank M. Fraser
                                            ------------------------------------
                                                 Frank M. Fraser